June 7, 2021

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Office of Technology

Re: Glimpse Group, Inc.

Amendment No. 1 to Registration Statement on Form S-1 Filed May 14, 2021

File No. 333-255049

Ladies and Gentlemen:

On behalf of Glimpse Group, Inc., a Nevada corporation (the “Company” or “Glimpse”), we hereby respond to your comment letter dated May 26, 2021 and direct you to the Company’s filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended, Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-1.

To facilitate the staff’s review, the comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Amendment.

Comments and Responses

Amendment No. 1 to Registration Statement on Form S-1 filed May 14, 2021 Management’s Discussion and Analysis of Financial Conditions and Results of Operations Results of Operations for the Six Months Ended December 31, 2020 Compared to December 31, 2019, page 37

1.	We note your response and revisions to prior comment 8. In regard to revenues, for all periods presented, please separately quantify and discuss the amount of revenues generated from VR/AR projects, solutions and consulting retainers and clarify what you mean by “an increase in the average size of contracts.”

Response: Such disclosures have been included in Amendment No. 2.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Business

Economic Dependence, page 51

2.	We note your revised disclosure in response to our prior comment 12 that you do not view customer concentration as a material issue due to the consistent oscillation in customer concentration from period-to-period. To provide context, please disclose whether any of the top five customers in fiscal year 2019 were also top five customers in fiscal years 2020 or 2021.

Response: Such disclosures have been included in and for the applicable periods set forth in Amendment No. 2.

Financial Information, page F-1

3.	Please revise your filing to include updated interim financial statements as required by Article 8.08 of Regulation S-X for the interim period ended March 31, 2021 in your next amendment.

Response: Such financials have been included in Amendment No. 2.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to me (tel.: (212) 930-9700).

Very truly yours,

/s/ Darrin M. Ocasio
Darrin M. Ocasio

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW